

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Brian Foote
Chief Executive Officer
Humbl, Inc.
600 B Street, Suite 300
San Diego, California 92101

> **Re: HUMBL, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 11, 2022**
> **File No. 333-261403**

Dear Mr. Foote:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 on Registration Statement on Form S-1 filed February 11, 2022

General

1. We note your response to comment 2 as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

2. Please revise your disclosure to describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company

and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company's assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

Risk Factors, page 13

3.   We note that the current risk factor disclosure addresses the risks associated with NFTs or other crypto assets being characterized as securities. Please expand your risk factor disclosure to also address the risks associated with the company being deemed to be an issuer of securities in connection with its operation of the NFT marketplace, including the applicable regulatory risks of such characterization.

"The sale of NFTs (Non-Fungible Tokens) on our NFT Marketplace could be determined to be the unregistered sale of securities.", page 19

4.   We note your disclosure that "[t]he public sale of securities may only be effected on securities exchanges that are registered with the SEC and pursuant to offerings registered with the SEC." Please remove this statement as it is not accurate. In this regard, we note that the public sale of securities may be effected off-exchange and pursuant to an available exemption from the registration requirements of the Securities Act of 1933.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ernest Stern